                                                TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

MIRANDA STAKES CLAIMS IN EAST ROBERTS MOUNTAINS

Vancouver, BC, Canada- March 3, 2011 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) has staked 87 claims, comprising the Rook Project in the East Roberts Mountains in Eureka County, Nevada  about 46.7km northwest of the town of Eureka.  The Rook property lies in the southern extension of the Battle Mountain-Eureka Trend and covers an area of approximately 7.3sq km.

The Rook property is within the eastern margin of a lower plate Devonian limestone window exposing of the Devils Gate Limestone and the Denay Formation through the Roberts Mountain Thrust. Denay equivalent limestone is a host for sediment-hosted gold deposits within the Cortez and larger Battle Mountain-Eureka Trends.

A fault bounded corridor about 460m wide with associated jasperoid alteration extends 4km northeast across the center of the Rook property beginning from the Chert Cliff deposit. From among approximately 200 surface rock samples, jasperoid contains from below detection limit up to 0.304g Au/t and elevated pathfinder elements of up to 3030 ppm arsenic, 105 ppm mercury and 658 ppm antimony.  Within the corridor, gold mineralization and silicification occur near and along the presumed Webb Formation and Devils Gate Limestone contact.

At the Chert Cliff deposit mineralization is hosted in Webb Formation siltstones in contact with lower massive Devonian limestone. Drilling near Chert Cliff by Platte River Gold Inc. (“Platte River”) in 2008 intersected 55m at 0.450g Au/t in the Denay Formation outside of the Chert Cliff resource area. The drilling by Platte River confirms the potential for significant mineralization at depth in the Denay Formation on the Rook property.

The Rook project has favorable host rocks, alteration, geochemistry, nearby drill results with significant mineralization, and small surface gold resources nearby, all consistent with large sediment-hosted gold systems in the Battle Mountain Eureka Trend. The Gold Bar deposits, reportedly contained a gold resource exceeding 1.5 million ounces of gold, is a target analogue for the Rook project.

Miranda plans to do additional mapping and surface sampling on Rook to identify drill targets. In accordance with Miranda’s business model, a joint venture partner will be sought to further explore the project.

Rock samples were assayed by ALS Chemex Laboratories, Inc. of Sparks, Nevada. Gold results were determined using standard fire assay techniques on a 30g sample with an atomic absorption finish. Samples were also analyzed for a 50-element geochemical suite by ICP-AES.

The data disclosed in this press release have been reviewed and verified by President & CEO Ken Cunningham, P.G., MSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle USA Limited, Montezuma Mines Inc., Navaho Gold Pty Ltd., NuLegacy Corporation, Piedmont Mining Company Inc., Ramelius Resources Ltd. and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.